UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2005

———————

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On January 25, 2005, Irwin Financial Corporation issued a press release announcing its 2004 Fourth Quarter and Annual Earnings. A copy of the press release is attached as Exhibit 99.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit No.   **Description**

99   Press Release of Irwin Financial Corporation issued January 25, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: January 25, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, CFO	812.379.7603
Conference call, 1:00 P.M., EST January 25, 2005	888.545.0687
Replay through January 27, 2005 (passcode: 10780679#)	877.213.9653

IRWIN FINANCIAL CORPORATION ANNOUNCES
FOURTH QUARTER and 2004 ANNUAL EARNINGS

- **Fourth Quarter Net Income of $0.48 per Diluted Share;**
- **2004 Annual Net Income of $2.32 per Diluted Share;**
- **23 Percent Annualized Core Deposit Growth in Fourth Quarter;**
- **20 Percent Annualized Growth in Commercial Credit Portfolios in Fourth Quarter**

(Columbus, IN, January 25, 2005) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business and home equity lending, today announced net income for the fourth quarter of 2004 of $14.4 million or $0.48 per diluted share. This compares with net income of $16.7 million or $0.56 per diluted share during the same period in 2003. For the year, net income totaled $69.9 million or $2.32 per diluted share, compared with $72.8 million or $2.45 per share during 2003. The decline is largely attributable to a reduction in net income from mortgage banking operations. Return on average equity totaled 11.7 percent and 14.8 percent in the fourth quarter and 2004, respectively, compared to 14.7 percent and 18.4 percent a year earlier.

"Fourth quarter results were driven by a mixture of good performance in our commercial portfolios and very difficult market conditions in our first mortgage business," said Will Miller, Chairman and CEO. "For the entire year, the turn around in our home equity operations and improvements in commercial finance nearly offset the expected decline in first mortgage results, allowing us to come close to our target return on equity, but with modestly lower earnings than in 2003."

"In the fourth quarter, we continued to see very good growth in our commercial portfolios, which grew at a 20 percent annualized rate during the quarter lifting total growth for the year, after a slow start, to 16 percent. Credit quality in our home equity portfolio continues to show marked improvement due to underwriting changes we have made over the past couple years. Our mortgage banking segment continues to struggle with excess capacity, both in our operation and in the industry. Our efforts to align our operations with lower origination demand are ongoing. Our mortgage banking results also suffered due to a significant and historically large unexpected compression between mortgage rates underlying our servicing portfolio and treasury- and swap-based rates which underlie our servicing asset derivatives book. This basis risk, which we previewed in October, was volatile during the quarter and, in fact, has continued thus far into the first quarter of 2005."

"While we were surprised long-term interest rates did not rise significantly in 2004, we continue to believe that factors are in place in the economy for these rates to go up and, consequently, for the value of our mortgage servicing asset to increase in 2005. This anticipated increase in servicing values, coupled with portfolio growth and stable credit quality should enable us to increase earnings in 2005. However, as noted earlier, interest rate spreads between mortgages and swaps have continued to compress thus far in the first quarter in an unusual manner. If this persists, it may suppress our results in the short-run, including causing first quarter earnings to fall significantly below our expectations, although if mortgage interest rates rebound to levels anticipated by most market participants, we believe we can meet our long-term earnings objectives over multiple quarters."

Financial highlights for the period include:

Consolidated Results

$ in millions, except EPS	**4Q 2004**	**4Q 2003**	**Percent Change**	**3Q 2004**	**Percent Change**	**YTD 2004**	**YTD 2003**	**Percent Change**
Net Interest Income After Provision for Losses	$ 61	$50	21%	$64	(5)%	$238	$ 224	6%
Non-Interest Income	61	75	(19)	68	(11)	287	306	(6)
Total Consolidated Net Revenues	121	125	(3)	132	(8)	525	530	(1)
Non-Interest Expense	97	98	(1)	103	(5)	408	412	(1)
Net Income	14	17	(14)	17	(15)	70	73	(4)
Earning per Share (diluted)	0.48	0.56	(14)	0.57	(16)	2.32	2.45	(5)
Loans and Leases	3,450	3,161	9	3,402	1			
Mortgage Loans Held for Sale	891	884	1	971	(8)			
Deposits	3,395	2,900	17	3,486	(3)			
Shareholders' Equity	503	432	16	486	3			
Total Risk-Based Capital Ratio	15.9%	15.1%		14.6%				
Return on Average Equity	11.7	14.7		14.1		14.8	18.4	

Consolidated net revenues declined on both a sequential quarter basis and compared with the year earlier quarter. The majority of the declines in each period occurred in our consumer mortgage segments reflecting a combination of lower earning assets, reduced gains on secondary market activities, and lower net recovery of mortgage servicing impairment.

Our total loan and lease portfolio of $3.5 billion as of December 31, 2004, was up only $49 million or 1 percent from the end of the third quarter. However, our commercial portfolios increased $129 million or 5 percent (20 percent on an annualized basis) during the period, whereas our second mortgage loan portfolio declined $78 million, principally due to run-off. Our first and second mortgage loans held for sale totaled $0.9 billion at quarter end, down 8 percent from September 30.

Deposits totaled $3.4 billion at December 31, down modestly from September 30, but have increased 17 percent year-over-year. Average core deposits of $2.2 billion rose at an annualized rate of 23 percent during the fourth quarter and have increased $479 million or 28 percent during the past year as we continue to shift our funding focus to core deposits from wholesale sources.

We had $503 million or $17.67 per share in common shareholders' equity as of December 31, 2004. At quarter end, our Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 11.6 percent and 15.9 percent, respectively, compared to 11.2 percent and 14.6 percent as of September 30, 2004. The Risk-based Capital Ratio rose principally as a result of on-going loan sales and run-off of higher-risk home equity loans.

Our consolidated loan and lease loss provision totaled $2 million, unchanged from the third quarter of 2004. This provision reflects continued improvement in overall credit quality and in the credit profile of our newly underwritten loans.

Nonperforming assets (including other real estate owned of $9 million) were $45 million or 0.86 percent of total assets as of December 31, 2004, up from $43 million or 0.79 percent of total assets at the end of September. Our on-balance sheet allowance for loan and lease losses totaled $44 million as of December 31, down $3 million from the end of September. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases totaled 132 percent at December 31, compared to 136 percent at September 30. The decline in the loan and lease allowance principally reflects improvements in the credit profile and introduction of recoveries into loss curve models in our home equity portfolio and the resolution of several small commercial credits, principally the charge-off of a series of single vendor-based leases in our commercial finance segment for which we had previously provided loss reserves.

Net charge-offs totaled $6 million, up $1 million from the third quarter. The amount of 30-day and greater delinquencies, the ratio of charge-offs to average loans and leases, and the allowance for loans and lease losses to total loans and leases for our principal credit-related portfolios are shown below. In general, we are pleased with the recent credit performance of the portfolios and anticipate similar credit results in the near future.

	Commercial Banking	Home Equity Lending On-Balance Sheet[1]	Home Equity Lending Off-Balance Sheet[2]	Commercial Finance
30-Day and Greater Delinquencies				
• **December 31, 2004**	0.11%	1.93%	11.71%	0.70%
• **September 30, 2004**	0.24	1.87	10.78	0.95
• **June 30, 2004**	0.19	1.45	9.92	0.88
• **March 31, 2004**	0.29	2.46	8.65	0.86
• **December 31, 2003**	0.36	2.91	10.18	0.87
Annualized Charge-offs				
• **4Q04**	0.10%	0.79%	4.48%	2.67%
• **3Q04**	0.11	0.68	3.19	1.47
• **2Q04**	0.15	1.08	4.25	0.87
• **1Q04**	0.24	2.61	6.28	1.12
• **4Q03**	0.30	3.03	7.13	1.19
Allowance to Loans and Leases				
• **December 31, 2004**	1.00%	1.92%	3.40%	1.54%
• **September 30, 2004**	1.02	1.97	5.97	2.05
• **June 30, 2004**	1.06	3.16	8.12	2.30
• **March 31, 2004**	1.10	4.08	10.25	2.29
• **December 31, 2003**	1.11	4.22	10.47	2.47

1. Home Equity on -balance sheet Allowance to Loans and Leases relates to Loans Held for Investment portfolio only.
2. Off-balance sheet loans underlie our residual interests. These loans have been treated as sold under SFAS 140 and have a reserve methodology that reflects life-of-account loss expectations, whereas our policy for on-balance sheet loans requires that we hold loss reserve coverage sufficient for potential losses inherent in the portfolio at the balance sheet date. The figures for reserves in the column labeled "Home Equity Lending Off-Balance Sheet," therefore, are not balance sheet accounts of "allowance for loan and lease losses," but instead represent the percentage of undiscounted losses assumed in our residual valuation relative to the underlying loan balances supporting the residual interests.

Segment Results

Net income by line of business is shown below, with additional detail available in the segment summary tables at the end of this release and our in forthcoming Form 10-K.

Net Income ($ in millions)	4Q 2004	4Q 2003	Percent Change	3Q 2004	Percent Change	YTD 2004	YTD 2003	Percent Change
Mortgage Banking	$1.0	$10.2	(91)%	$ 4.1	(76)%	$ 20.3	$ 78.1	(74)%
Commercial Banking	6.7	5.4	24	5.5	22	23.4	22.5	4
Home Equity	6.4	1.4	350	8.3	(23)	30.2	(19.9)	252
Commercial Finance	1.1	2.0	(46)	1.1	(3)	3.2	1.8	79
Venture Capital	(0.3)	(0.3)	15	0.0	NM	(0.4)	(1.7)	77
Other Segments, Including Parent	(0.5)	(2.0)	77	(1.8)	74	(6.8)	(8.0)	15
Consolidated Net Income	14.4	16.7	(14)	17.2	(16)	69.9	72.8	(4)

- <u>Mortgage banking</u> net income declined 76 percent on a sequential quarter basis, principally as a result of servicing asset impairment and hedge costs of $14 million, compared with a net recovery of $5 million during the third quarter, and lower secondary marketing gains despite a sequential quarter increase in originations.

  The majority of the net impairment occurred as mortgage rates underlying our servicing portfolio declined approximately 5 basis points during the quarter, while intermediate-term swaptions used as hedges against rate declines increased in yield approximately 14 basis points. This inverse directional movement is unusual. The spread between mortgages and swaps is at a historic low given the current levels of interest rates. We continue to see compression between mortgage and swap rates thus far in the first quarter of 2005, but have maintained a derivative profile similar to that which we used in the fourth quarter as we believe intermediate- to long-term interest rates are likely to rise in 2005. At present, the dollar value of a one basis point change in mortgage interest rates equates to approximately a $1.6 million change in the value of our servicing asset. We have swap-based derivative positions with an approximate offsetting amount. However, our derivative position does not completely offset the interest rate driven potential change in value of our servicing rights as we wish to have derivative protection should rates unexpectedly decline. In addition, as discussed above, our swap-based derivative positions do not protect us from changes in the spread between mortgages and swap rates, or basis risk. Should this spread remain at the historically low levels seen in much of the fourth quarter and now continuing into the first quarter, it could have a significant negative impact on our first quarter results. At December 31, our mortgage servicing asset in this line of business had a carrying value of $319 million or 120 basis points of underlying loan balance, unchanged from the end of September.

  We originated $3.5 billion of mortgage loans during the quarter, recording net origination fees and gains on sales of $34 million, compared with $3.0 billion of originations and $39 million of gains during the third quarter. During the fourth quarter, we recorded $8 million of revenues related to a sale of $2 billion in servicing assets, a $7 million quarterly increase.

  Non-interest expense declined by $11 million or 20 percent on a sequential quarter basis as we continue to work on aligning our production operations with the current origination environment. During the quarter, we closed thirteen marginally profitable branches. The number of employees in this line of business declined approximately 196 or 10 percent during the quarter. For the year, this line of business had 500 fewer employees, a 27 percent reduction. Included in the non-interest expense reduction was approximately $5 million resulting from lower reserves for origination errors and agency repurchase obligations. This reduction was made to reflect refinements in our loss curve models and a reduction in pending repurchase requests.

  Net income totaled $20 million for the year, a 74 percent decline from the $78 million earned in 2003, reflecting a decline in mortgage originations from record levels last year.

- <u>Commercial banking</u> net revenues increased six percent sequentially from the third quarter aided by loan growth and related increases in net interest income as well as lower personnel expenses.

  Net income for this segment of $6.7 million increased $1.2 million from the prior quarter which was depressed due to one-time personnel expenses. Net interest margin was 3.81 percent during the quarter, up from 3.74 percent during the third quarter. Our loan portfolio grew to $2.2 billion, up $0.1 billion or 12 percent on an annualized basis from September 30.

Credit quality continues to be strong. Thirty-day and greater delinquencies in this segment totaled 0.11 percent at December 31, compared with 0.24 percent at September 30. Our loan and lease loss provision of $0.8 million increased modestly during the quarter, but due to strong credit quality, totaled only $3 million during 2004, compared with $6 million in 2003. We anticipate our provision will increase modestly in 2005 as loan growth continues.

Net income totaled $23 million for the year, a 4 percent increase from the $22 million earned in 2003.

- Net income in our home equity segment totaled $6.4 million, down from $8.3 million during the third quarter.

Loan originations totaled $335 million in the fourth quarter, down from $397 million in the third quarter, reflecting our decision to de-emphasize lower yielding loans due to competitive conditions. We sold $470 million of loans during the quarter, for a net gain on sale of $9 million. Included in this figure were $145 million of loans that were transferred as part of a sale of loans previously funded with a secured financing in the asset-backed market. During the third quarter, we transferred these loans and associated loan loss reserve to loans-held-for-sale classification; in the fourth quarter they were sold out of the loans-held-for-sale classification and a mortgage servicing asset of $1.2 million was recorded.

Our residual asset totaled $52 million at December 31, down from $69 million at September 30, reflecting strong cash flows and clean-up calls of $4 million on certain residual loan pools that had paid-down to less than 10 percent of their original balance. We recorded $10 million in residual trading gains during the quarter, compared to $4 million during the third quarter, reflecting improved credit performance ($3 million better than anticipated in our September 30 models) and the inclusion of the assumption of continued solid loss recoveries, albeit at a rate less than we have experienced over the past year as we assume home price inflation and recoveries will subside. Recoveries on loans underlying our residuals totaled $2.5 million during the fourth quarter of 2004, compared with $1.8 million in the year earlier period.

The decline in quarterly net income primarily related to increases in personnel costs for minority interests and short-term compensation costs related to improved annual performance in 2004 compared with 2003. At the end of 2004, we agreed to purchase the interests of minority owners; approximately one-quarter of the minority interests were purchased as of December 31 and we expect to purchase the remainder during the first half of 2005.

Net income totaled $30 million, for the year, compared to a loss of $20 million in 2003, reflecting a dramatic improvement in credit quality this year.

- Our commercial finance line of business earned $1.1 million in the fourth quarter, even with results in the third quarter.

Loan and lease fundings reached a new quarterly high of $115 million. Our loan and lease portfolio in this segment now totals $625 million, a $65 million increase from September 30.

Loan and lease loss provision increased $0.4 million from the third quarter and offset the positive affect of higher net interest income during the current period. Our thirty-day and greater delinquency ratio in this segment was 0.70 percent, compared with 0.95 percent at the end of the third quarter. Net interest margin was 5.58 percent, up from 5.25 percent during the third quarter. As noted above, our non-performing assets declined approximately 37 percent in this segment to $4 million, principally as a result of the charge-off of the bulk of our exposure to NorVergence-related credits, an exposure which we discussed in our September 30, 2004, Form 10-Q.

Net income totaled $3 million for the year, a 79 percent increase from the $2 million earned in 2003.

Our results reported here are unaudited. More complete details on operations of each of our lines of business will be available in our audited Annual Report on Form 10-K, which we anticipate filing with the SEC on or about March 9, 2005.

Sarbanes Oxley Act Section 404

Although we have not fully completed our self-assessment of internal controls over financial reporting as of December 31, 2004, as required by Section 404 of the Sarbanes Oxley Act of 2002, management currently believes, based on the information available to us as of the date of this release, that we will be able to state affirmatively that we have effective controls over such financial reporting when our review is completed and reported upon when we file our Annual Report on Form 10-K.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, and Irwin Commercial Finance -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth in our earnings, projected loan originations, and the relative performance of our lines of business;
- statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations, including valuations of our servicing portfolio; and
- any other statements that are not historical facts.

We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the Securities and Exchange Commission.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the success of our interest rate risk management strategies; staffing fluctuations in response to product demand; the relative profitability of our lending operations; the valuation and management of our servicing and derivatives portfolios, including assumptions we embed in the valuation and short-term swings in the valuation of such portfolios due to quarter-end movements in secondary market interest rates which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan assets; unanticipated deterioration in or changes in estimates of the carrying value of our other assets, difficulties in delivering loans to the secondary market as planned; difficulties in expanding our business and obtaining funding as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we have compensation systems tied to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in tax laws or regulations, changes in the interpretation of regulatory capital rules, changes in consumer or commercial lending rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments; or governmental changes in monetary or fiscal policies.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights - Unaudited
($'s in thousands, except per share data)

	Q4-2004	Q4-2003	$ Change	% Change	Q3-2004
Net Interest Income	$62,959	$59,899	$3,060	5.1 %	$65,660
Provision for Loan and Lease Losses	(2,357)	(9,928)	7,571	76.3	(1,898)
Noninterest Income	60,661	75,147	(14,486)	(19.3)	68,033
Total Net Revenues	121,263	125,118	(3,855)	(3.1)	131,795
Noninterest Expense	97,360	98,343	(983)	(1.0)	102,590
Income before Income Taxes	23,903	26,775	(2,872)	(10.7)	29,205
Income Taxes	9,479	10,080	(601)	(6.0)	12,011
Net Income	$14,424	$16,695	($2,271)	(13.6)	$17,194
Dividends on Common Stock	$2,276	$1,969	$307	15.6 %	$2,266
Diluted Earnings Per Share (31,278 Weighted Average Shares Outstanding)	$0.48	$0.56	($0.08)	(14.3) %	$0.57
Basic Earnings Per Share (28,274 Weighted Average Shares Outstanding)	0.51	0.60	($0.09)	(15.0)	0.61
Dividends Per Common Share	0.08	0.07	0.01	14.3	0.08
Net Charge-Offs	$5,757	$9,554	($3,797)	(39.7) %	$4,470
Performance Ratios - Quarter to Date:					
Return on Average Assets	1.0%	1.3%			1.2%
Return on Average Equity	11.7%	14.7%			14.1%

	YTD-2004	YTD-2003	$ Change	% Change
Net Interest Income	$252,078	$271,885	($19,807)	(7.3) %
Provision for Loan and Lease Losses	(14,195)	(47,583)	33,388	70.2
Noninterest Income	287,058	306,143	(19,085)	(6.2)
Total Net Revenues	524,941	530,445	(5,504)	(1.0)
Noninterest Expense	408,045	412,043	(3,998)	(1.0)
Income before Income Taxes	116,896	118,402	(1,506)	(1.3)
Income Taxes	46,992	45,585	1,407	3.1
Net Income	$69,904	$72,817	($2,913)	(4.0)
Dividends on Common Stock	$9,065	$7,832	$1,233	15.7 %
Diluted Earnings Per Share (31,256 Weighted Average Shares Outstanding)	$2.32	$2.45	(0.13)	(5.3) %
Basic Earnings Per Share (28,244 Weighted Average Shares Outstanding)	2.47	2.61	(0.14)	(5.4)
Dividends Per Common Share	0.32	0.28	0.04	14.3
Net Charge-Offs	$22,845	$33,901	($11,056)	(32.6) %
Performance Ratios - Year to Date:				
Return on Average Assets	1.3%	1.4%		
Return on Average Equity	14.8%	18.4%		

	December 31, 2004	December 31, 2003	$ Change	% Change	September 30, 2004
Loans Held for Sale	$890,711	$883,895	$6,816	0.8 %	$971,357
Loans and Leases in Portfolio	3,450,440	3,161,054	289,386	9.2	3,401,643
Allowance for Loan and Lease Losses	(44,443)	(64,285)	19,842	30.9	(47,796)
Total Assets	5,239,341	4,988,359	250,982	5.0	5,415,571
Total Deposits	3,395,264	2,899,662	495,602	17.1	3,486,457
Shareholders' Equity	502,644	432,260	70,384	16.3	486,347
Shareholders' Equity available to Common Shareholders (per share)	17.67	15.36	2.31	15.0	17.16
Average Equity/Average Assets (YTD)	9.0%	7.6%			9.0%
Tier I Capital	$641,079	$556,793	$84,286	15.1 %	$621,127
Tier I Leverage Ratio	11.6%	11.2%			11.2%
Total Risk-based Capital Ratio	15.9%	15.1%			14.6%
Nonperforming Assets to Total Assets	0.86%	1.05%			0.79%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Mortgage Banking	Q4-2004	Q4-2003	$ Change	% Change	Q3-2004
Net Interest Income	$10,179	$11,017	($838)	(7.6) %	$10,202
Recovery of (Provision for) Loan Losses	(178)	(443)	265	59.8	67
Gain on Sales of Loans	34,169	44,349	(10,180)	(23.0)	39,351
Gain on Sale of Servicing	7,824	(312)	8,136	nm	440
Loan Servicing Fees, Net of Amortization Expense	5,123	(3,957)	9,080	229.5	3,583
Recovery (Impairment) of Servicing Assets, Net of Hedging	(13,853)	23,293	(37,146)	(159.5)	4,858
Other Revenues	1,341	2,061	(720)	(34.9)	1,421
Total Net Revenues	44,605	76,008	(31,403)	(41.3)	59,922
Salaries, Pension, and Other Employee Expense	26,299	30,488	(4,189)	(13.7)	30,958
Other Expenses	15,813	26,096	(10,283)	(39.4)	21,950
Income Before Income Taxes	2,493	19,424	(16,931)	(87.2)	7,014
Income Taxes	1,526	9,240	(7,714)	(83.5)	2,963
Net Income	$967	$10,184	($9,217)	(90.5)	$4,051
Total Mortgage Loan Originations:	$3,460,886	$2,904,921	$555,965	19.1 %	$2,973,889
Percent retail	16%	27%			20%
Percent wholesale	30%	40%			31%
Percent brokered	11%	8%			13%
Percent correspondent	43%	25%			36%
Refinancings as a Percentage of Total Originations	52%	51%			40%

	YTD-2004	YTD-2003	$ Change	% Change
Net Interest Income	$40,825	$72,311	($31,486)	(43.5) %
Recovery of (Provision for) Loan Losses	278	(664)	942	141.9
Gain on Sales of Loans	151,172	327,864	(176,692)	(53.9)
Gain on Sale of Servicing	16,681	(305)	16,986	nm
Loan Servicing Fees, Net of Amortization Expense	8,779	(35,796)	44,575	124.5
Recovery of Servicing Assets, Net of Hedging	14,686	24,149	(9,463)	(39.2)
Other Revenues	6,653	10,088	(3,435)	(34.1)
Total Net Revenues	239,074	397,647	(158,573)	(39.9)
Salaries, Pension, and Other Employee Expense	118,439	161,546	(43,107)	(26.7)
Other Expenses	85,766	106,334	(20,568)	(19.3)
Income Before Income Taxes	34,869	129,767	(94,898)	(73.1)
Income Taxes	14,603	51,667	(37,064)	(71.7)
Net Income	$20,266	$78,100	($57,834)	(74.1)
Total Mortgage Loan Originations:	$13,093,082	$22,669,246	($9,576,164)	(42.2) %
Percent retail	20%	26%		
Percent wholesale	34%	42%		
Percent brokered	11%	4%		
Percent correspondent	35%	28%		
Refinancings as a Percentage of Total Originations	52%	67%		

	December 31, 2004	December 31, 2003	$ Change	% Change	September 30, 2004
Owned Servicing Portfolio Balance	$26,196,627	$29,640,122	($3,443,495)	(11.6) %	$28,531,292
Weighted average interest rate	5.75%	5.83%			5.70%
Delinquency ratio (30+ days):	4.59%	4.58%			3.99%
Conventional	2.94%	2.23%			2.46%
Government	7.43%	9.17%			7.05%
Loans Held for Sale	$662,832	$679,360	($16,528)	(2.4)	$670,361
Servicing Asset	319,225	348,174	(28,949)	(8.3)	345,185

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Commercial Banking	Q4-2004	Q4-2003	$ Change	% Change	Q3-2004
Net Interest Income	$24,513	$20,434	$4,079	20.0 %	$23,367
Provision for Loan and Lease Losses	(750)	(1,500)	750	50.0	(607)
Other Revenues	4,590	4,553	37	0.8	3,889
Total Net Revenues	28,353	23,487	4,866	20.7	26,649
Salaries, Pension, and Other Employee Expense	10,311	8,714	1,597	18.3	11,124
Other Expenses	6,778	5,798	980	16.9	6,289
Income Before Income Taxes	11,264	8,975	2,289	25.5	9,236
Income Taxes	4,544	3,562	982	27.6	3,719
Net Income	$6,720	$5,413	$1,307	24.1	$5,517
Net Charge-offs	$565	$1,476	($911)	(61.7) %	$611
Net Interest Margin	3.81%	3.74%			3.74%

	YTD-2004	YTD-2003	$ Change	% Change	
Net Interest Income	$89,617	$79,016	$10,601	13.4 %	
Provision for Loan and Lease Losses	(3,307)	(5,913)	2,606	44.1	
Other Revenues	18,316	21,070	(2,754)	(13.1)	
Total Net Revenues	104,626	94,173	10,453	11.1	
Salaries, Pension, and Other Employee Expense	40,422	34,853	5,569	16.0	
Other Expenses	25,028	21,846	3,182	14.6	
Income Before Income Taxes	39,176	37,474	1,702	4.5	
Income Taxes	15,752	14,997	755	5.0	
Net Income	$23,424	$22,477	$947	4.2	
Net Charge-offs	$3,133	$4,583	($1,450)	(31.6) %	
Net Interest Margin	3.75%	3.86%			

	December 31, 2004	December 31, 2003	$ Change	% Change	September 30, 2004
Securities and Short-Term Investments	$327,664	$107,668	$219,996	204.3 %	$358,109
Loans and Leases	2,223,474	1,988,633	234,841	11.8	2,159,976
Allowance for Loan and Lease Losses	(22,230)	(22,055)	(175)	(0.8)	(22,045)
Interest-Bearing Deposits	2,095,644	1,680,480	415,164	24.7	2,123,975
Noninterest-Bearing Deposits	295,195	283,794	11,401	4.0	286,300
Delinquency Ratio (30+ days):	0.11%	0.34%			0.24%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands) Unaudited

Home Equity Lending	Q4-2004	Q4-2003	$ Change	% Change	Q3-2004
Residual Asset Interest Income	$2,615	$3,551	($936)	(26.4) %	$3,350
Net Interest Income - Unsold Loans and Other	19,146	21,705	(2,559)	(11.8)	23,017
Recovery of (provision for) Loan Losses	592	(5,998)	6,590	109.9	232
Trading Gains (Losses)	9,536	87	9,449	nm	4,310
Gain on Sales of Loans, Including Points and Fees	9,017	7,711	1,306	16.9	8,438
Servicing Income, net	2,675	2,019	656	32.5	2,058
Other Revenues	1,360	43	1,317	nm	1,485
Total Net Revenues	44,941	29,118	15,823	54.3	42,890
Salaries, Pension, and Other Employee Expense	23,031	13,756	9,275	67.4	18,627
Other Expense	10,457	12,936	(2,479)	(19.2)	10,423
Income Before Income Taxes	11,453	2,426	9,027	372.1	13,840
Income Taxes	5,064	1,005	4,059	403.9	5,581
Net Income	$6,389	$1,421	$4,968	349.6	$8,259
Loan Volume	$334,838	$288,197	$46,641	16.2 %	$396,776
Loans Sold	469,683	137,803	331,880	240.8	405,120
Net Charge-offs (Loans Held for Investment)	1,257	6,688	(5,431)	(81.2)	1,906

	YTD-2004	YTD-2003	$ Change	% Change	
Residual Asset Interest Income	$12,509	$20,651	($8,142)	(39.4) %	
Net Interest Income - Unsold Loans and Other	86,474	85,894	580	0.7	
Provision for Loan Losses	(4,369)	(29,575)	25,206	85.2	
Trading Gains (Losses)	25,176	(52,209)	77,385	148.2	
Gain on Sales of Loans, Including Points and Fees	29,180	26,069	3,111	11.9	
Servicing Income, net	10,109	6,257	3,852	61.6	
Other Revenues	6,903	358	6,545	nm	
Total Net Revenues	165,982	57,445	108,537	188.9	
Salaries, Pension, and Other Employee Expense	75,649	52,074	23,575	45.3	
Other Expense	39,130	38,464	666	1.7	
Income Before Income Taxes	51,203	(33,093)	84,296	254.7	
Income Taxes	21,023	(13,203)	34,226	259.2	
Net Income	$30,180	($19,890)	$50,070	251.7	
Loan Volume	$1,442,314	$1,133,316	$308,998	27.3 %	
Loans Sold	1,301,191	683,894	617,297	90.3	
Net Charge-offs (Loans Held for Investment)	11,482	21,324	(9,842)	(46.2)	

	December 31, 2004	December 31, 2003	$ Change	% Change	September 30, 2004
Home Equity Loans Held for Sale	$227,740	$202,627	$25,113	12.4 %	$300,171
Home Equity Loans Held for Investment	590,175	692,637	(102,462)	(14.8)	668,633
Allowance for Loan and Lease Losses	(11,330)	(29,251)	17,921	61.3	(13,179)
Residual Asset	51,542	70,519	(18,977)	(26.9)	68,584
Servicing Asset	44,000	28,425	15,575	54.8	40,356
Managed Portfolio	1,147,137	1,513,289	(366,152)	(24.2)	1,395,721
Delinquency Ratio (30+ days)	4.76%	5.87%			4.59%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Commercial Finance	Q4-2004	Q4-2003	$ Change	% Change	Q3-2004
Net Interest Income	$7,392	$6,876	$516	7.5 %	$7,058
Provision for Loan and Lease Losses	(2,021)	(1,987)	(34)	(1.7)	(1,589)
Other Revenues	1,838	1,189	649	54.6	1,366
Total Net Revenues	7,209	6,078	1,131	18.6	6,835
Salaries, Pension, and Other Employee Expense	3,848	3,340	508	15.2	3,646
Other Expenses	1,569	521	1,048	201.2	1,268
Income (Loss) Before Income Taxes	1,792	2,217	(425)	(19.2)	1,921
Income Taxes	710	211	499	236.5	810
Net Income (Loss)	$1,082	$2,006	($924)	(46.1)	$1,111
Net Charge-Offs	$3,932	$1,363	$2,569	188.5 %	$1,958
Loans Sold	9,313	12,240	(2,927)	(23.9)	3,863
Net Interest Margin	5.58%	5.95%			5.25%
Total Fundings of Loans and Leases	$115,344	$87,097	$28,247	32.4 %	$90,966

	YTD-2004	YTD-2003	$ Change	% Change
Net Interest Income	$28,084	$22,766	$5,318	23.4 %
Provision for Loan and Lease Losses	(6,798)	(11,308)	4,510	39.9
Other Revenues	6,275	5,868	407	6.9
Total Net Revenues	27,561	17,326	10,235	59.1
Salaries, Pension, and Other Employee Expense	14,333	11,606	2,727	23.5
Other Expenses	5,260	3,466	1,794	51.8
Income (Loss) Before Income Taxes	7,968	2,254	5,714	253.5
Income Taxes	4,751	461	4,290	930.6
Net Income (Loss)	$3,217	$1,793	$1,424	79.4
Net Charge-Offs	$8,235	$7,868	$367	4.7 %
Loans Sold	36,810	36,382	428	1.2
Net Interest Margin	5.33%	5.63%		
Total Fundings of Loans and Leases	$366,545	$272,685	$93,860	34.4 %

	December 31, 2004	December 31, 2003	$ Change	% Change	September 30, 2004
Investment in Loans and Leases	$625,140	$463,423	$161,717	34.9 %	$559,801
Allowance for Loan and Lease Losses	(9,624)	(11,445)	1,821	15.9	(11,488)
Weighted Average Yield	8.93%	9.41%			8.98%
Delinquency ratio (30+ days)	0.70%	0.87%			0.95%

Venture Capital	Q4-2004	Q4-2003	$ Change	% Change	Q3-2004
Net Interest Income	($5)	($1)	($4)	(400.0) %	($3)
Mark to Market Adjustment on Investments	(511)	(534)	23	4.3	0
Other Revenues	180	148	32	21.6	149
Total Net Revenues	(336)	(387)	51	13.2	146
Operating Expenses	95	108	(13)	(12.0)	99
Income (Loss) Before Income Taxes	(431)	(495)	64	12.9	47
Income Tax Expense (Benefit)	(166)	(185)	19	10.3	18
Net Income (Loss)	($265)	($310)	$45	14.5	$29

	YTD-2004	YTD-2003	$ Change	% Change
Net Interest Income	($11)	$5	($16)	(320.0) %
Mark to Market Adjustment on Investments	(852)	(2,954)	2,102	71.2
Other Revenues	657	671	(14)	(2.1)
Total Net Revenues	(206)	(2,278)	2,072	91.0
Operating Expenses	439	548	(109)	(19.9)
Income (Loss) Before Income Taxes	(645)	(2,826)	2,181	77.2
Income Tax Expense (Benefit)	(248)	(1,118)	870	77.8
Net Income (Loss)	($397)	($1,708)	$1,311	76.8

	December 31, 2004	December 31, 2003	$ Change	% Change	September 30, 2004
Investment in Portfolio Companies (cost)	$14,717	$14,601	$116	0.8 %	$14,717
Mark to Market Adjustment	(11,929)	(11,077)	(852)	(7.7)	(11,418)
Carrying Value - Portfolio Companies	$2,788	$3,524	($736)	(20.9) %	$3,299